Sanofi-aventis and Metabolex

enter into an Exclusive Worldwide

Licensing Agreement for a Novel Oral

Antidiabetic

to treat Type II Diabetes

- New oral agent has a dual mechanism of action affecting both insulin and GLP-1 release -

Paris, France – June 25, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Metabolex announced today a global licensing agreement on MBX-2982, an oral agent, GPR119 receptor agonist, for the treatment of Type II Diabetes. GPR119 receptor agonists (or G-protein coupled receptor 119) are found to exert the effects on glucose metabolism by a dual mode of action affecting both insulin and GLP-1 (glucagon-like peptide-1) release. This innovative mechanism could offer improved glucose control over the existing oral diabetes therapies, with an additional potentially beneficial effect on weight.

Under this agreement, sanofi-aventis will receive an exclusive worldwide license to develop, manufacture and commercialize MBX-2982, currently in Phase II a, and related compounds.

“The new mechanism of action of MBX-2982 is very promising and we are excited to have identified Metabolex as our partner in this very competitive field”, declared Pierre Chancel, Senior Vice-President, Global Diabetes, sanofi-aventis. “With the growing epidemic of type II diabetes, more effective and well tolerated oral treatment options continue to be a cornerstone of innovative treatment schemes. In this sense, this agreement is another important step for sanofi-aventis towards our ambition to provide integrated solutions for diabetic patients”.

Under the terms of the agreement, Metabolex will receive an upfront payment and will be eligible to receive development, regulatory, and specified commercial milestone payments. The total of all those payments could reach US$ 375 million. Metabolex will also receive royalties on the worldwide product sales.

The license agreement is subject to antitrust clearance in the United States under the Hart-Scott-Rodino Act.

About MBX-2982

MBX-2982 has completed three Phase 1 clinical studies and has consistently shown clinically meaningful glucose reductions in healthy volunteers and subjects with impaired glucose tolerance. In all of these studies, MBX-2982 was found to be safe and well tolerated. MBX-2982 is currently in a multi-national 28-day Phase 2 clinical study in patients with type II diabetes. G-protein coupled receptor 119 (GPR119) is a receptor in the gut and pancreas that interacts with bioactive lipids to stimulate glucose-dependent incretin and insulin secretion. Agonists of GPR119 represent a potentially novel oral treatment for type II diabetes that function through a unique dual mechanism of action. First, they act directly on the pancreatic beta cell to increase insulin secretion. In addition, they stimulate release of the incretin GLP-1 from the intestines. This unique dual action may offer improved glucose homeostasis over existing diabetes therapies, with a potential effect on weight and improved islet health.

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About Diabetes Mellitus

Diabetes is a chronic, widespread condition in which the body does not produce or properly use insulin, the hormone needed to transport glucose (sugar) from the blood into the cells of the body for energy. More than 230 million people worldwide are living with the disease and this number is expected to rise to a staggering 350 million within 20 years. It is estimated that nearly 24 million Americans have diabetes, including an estimated 5.7 million who remain undiagnosed. At the same time, about 40 percent of those diagnosed are not achieving the blood sugar control target of HbA1c <7 percent recommended by the ADA. The HbA1c test measures average blood glucose levels over the past two- to three-month period.

About Metabolex

Metabolex is a privately-held biopharmaceutical company focused on the discovery and development of proprietary new medicines for the treatment of metabolic diseases, with an emphasis on type II diabetes. The company has four clinical-stage compounds: MBX-2982, which has completed three Phase 1 trials and is currently enrolling patients in a Phase 2 study; MBX-102, which has completed four Phase 2 trials; MBX-2044, which has completed a Phase 2a trial; and MBX-8025, which has completed a Phase 2 trial in patients with dyslipidemia.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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